Exhibit 99.1

NOMINATION AND STANDSTILL AGREEMENT

This Nomination and Standstill Agreement (this “Agreement”) is made and entered into as of January 3, 2016 by and among The Brink’s Company (the “Company”) and the entities and natural persons set forth in the signature pages hereto (collectively, “Starboard”) (each of the Company and Starboard, a “Party” to this Agreement, and collectively, the “Parties”).

RECITALS

WHEREAS, the Company and Starboard have engaged in various discussions and communications concerning the Company’s business, financial performance and strategic plans;

WHEREAS, as of the date of this Agreement, Starboard has a combined beneficial and economic ownership interest in shares of common stock of the Company (the “Common Stock”) totaling, in the aggregate, 6,034,975 shares (the “Shares”), or approximately 12.34% of the Common Stock issued and outstanding on the date of this Agreement (“Starboard’s Ownership”); and

WHEREAS, as of the date of this Agreement, the Company and Starboard have determined to come to an agreement with respect to the composition of the Board of Directors of the Company (the “Board”) and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties to this Agreement, intending to be legally bound, agree as follows:

1.     Board Appointments; Leadership Structure and Related Agreements.

(a)    Board Appointments.

(i)    The Company agrees that immediately following the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions to increase the size of the Board from eight (8) to nine (9) and to appoint to the Board each of the following three individuals (each a “New Appointee”): Peter A. Feld (“Mr. Feld” and any Starboard Replacement Director appointed as Mr. Feld’s replacement who is principally employed by Starboard, the “Starboard Appointee”), Ian D. Clough and George I. Stoeckert. Each New Appointee shall stand for election at the 2016 annual meeting of stockholders of the Company (the “2016 Annual Meeting”) together with the Company’s other nominees.

(ii)    The Company will recommend, support and solicit proxies for the election of the New Appointees at the 2016 Annual Meeting in the same manner as for the Company’s other nominees at the 2016 Annual Meeting. The Company shall use its reasonable best efforts to hold the 2016 Annual Meeting no later than June 1, 2016.

(iii)    If any New Appointee (or any Starboard Replacement Director (as defined below)) is unable or unwilling to serve as a director, resigns as a director (including as the result of the receipt of a greater number of votes “withheld” from his or her election than votes “for” such election at the 2016 Annual Meeting) or is removed as a director prior to the expiration of the Standstill Period, and at such time Starboard’s Ownership is at least the lesser of 3.0% of the Company’s then outstanding Common Stock and 1,466,572 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) (the “Minimum Ownership Threshold”), Starboard shall have the ability to recommend a substitute person(s) in accordance with this Section 1(a)(iii) (any such replacement nominee shall be referred to as a “Starboard Replacement Director”). Any Starboard Replacement Director must (A) qualify as “independent” of the Company pursuant to NYSE listing standards, (B), have the relevant financial and business experience to be a director of the Company, (C) be reasonably acceptable to the Board (such acceptance not to be unreasonably withheld) and (D) in the case of a Starboard Replacement Director who is replacing Mr. Clough or Mr. Stoeckert (or any replacement thereof), be independent of Starboard (for the avoidance of doubt, the nomination by Starboard of such person to serve on the board of any other company shall not (in and of itself) cause such person to not be deemed independent of Starboard). The Corporate Governance and Nominating Committee shall make its determination and recommendation regarding whether such person meets the foregoing criteria within five (5) business days after (1) such nominee as a Starboard Replacement Director has submitted to the Company the documentation required by Section 1(e)(v) and (2) representatives of the Board have conducted customary interview(s) of such nominee. The Company shall use its reasonable best efforts to conduct any interview(s) contemplated by this section as promptly as practicable, but in any case, assuming reasonable availability of the nominee, within ten (10) business days after Starboard’s submission of such nominee. In the event the Corporate Governance and Nominating Committee does not accept a person recommended by Starboard as the Starboard Replacement Director, Starboard shall have the right to recommend additional substitute person(s) whose appointment shall be subject to the Corporate Governance and Nominating Committee recommending such person in accordance with the procedures described above. Upon the recommendation of a Starboard Replacement Director nominee by the Corporate Governance and Nominating Committee, the Board shall vote on the appointment of such Starboard Replacement Director to the Board no later than five (5) business days after the Corporate Governance and Nominating Committee recommendation of such Starboard Replacement Director; provided, however, that if the Board does not elect such Starboard Replacement Director to the Board pursuant to this Section 1(a)(iii), the Parties shall continue to follow the procedures of this Section 1(a)(iii) until a Starboard Replacement Director is elected to the Board. Upon a Starboard Replacement Director’s appointment to the Board, the Board and all applicable committees of the Board shall consider whether such Starboard Replacement Director has the necessary qualifications to be appointed to any applicable committee of the Board of which the replaced director was a member immediately prior to such director’s resignation or removal, and shall appoint such Starboard Replacement Director to either such committees or, if the qualifications for such committees are not met, to alternative committees of the Board. Any Starboard Replacement Director designated pursuant to this Section 1(a)(iii) replacing any New Appointee prior to the 2016 Annual Meeting shall stand for election at the 2016 Annual Meeting together with the Company’s other nominees.

(iv)    During the period commencing with the date of this Agreement through the expiration or termination of the Standstill Period (as defined below), the Board and all applicable committees of the Board shall take all necessary actions (including with respect to nominations for election at the 2016 Annual Meeting) so that the size of the Board is no more than nine (9) directors, unless Starboard consents in writing to enlarging the Board.

(b)    Corporate Governance and Nominating Committee. Immediately following the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions to appoint Mr. Feld as the Chairman of the Corporate Governance and Nominating Committee and to appoint one other New Appointee to the Corporate Governance and Nominating Committee. The two other members of the Corporate Governance and Nominating Committee will be Reginald D. Hedgebeth and Bety C. Alewine. During the Standstill Period, unless otherwise agreed by the Corporate Governance and Nominating Committee, the Corporate Governance and Nominating Committee shall be composed of four directors, including Mr. Feld and one other New Appointee (or their replacements).

(c)    CEO Search. As promptly as practicable following the date of this Agreement, the Corporate Governance and Nominating Committee shall initiate a process for selecting a chief executive officer of the Company (the “CEO Search Process”). The CEO Search Process shall be overseen by the Corporate Governance and Nominating Committee. In conducting the CEO Search Process, the Corporate Governance and Nominating Committee shall evaluate both internal and external candidates for the position of chief executive officer. The Corporate Governance and Nominating Committee may engage an executive search firm to conduct the CEO Search Process, the fees and expenses of which shall be paid by the Company.

(d)    Non-Executive Chairman. Following the date of this Agreement, the Board shall take all necessary actions to elect a non-executive Chairman of the Board from among the directors, which non-executive Chairman must be reasonably acceptable to Starboard (such acceptance not to be unreasonably withheld, conditioned or delayed).

(e)    Additional Starboard Appointee Committee Representation; New Appointee Committee Representation; Executive Committee.

(i)     No later than immediately following the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions to appoint Mr. Feld as a member of the Compensation Committee of the Board and the Finance Committee of the Board.

(ii)    No later than immediately following the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions to cause the Executive Committee of the Board to be disbanded.

(iii)    Subject to the Company’s corporate governance guidelines and NYSE rules and applicable laws, the Board and all applicable committees of the Board shall take all actions necessary to ensure that during the Standstill Period, each committee of the Board includes at least one New Appointee.

(iv)   Without limiting Section 1(e)(iii), the Board shall give the New Appointees the same due consideration for membership to any committee of the Board as any other independent director.

(f)    Additional Agreements.

(i)     Starboard agrees that it will cause its controlled Affiliates and Associates to comply with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such controlled Affiliate or Associate. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder (the “Exchange Act”) and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement.

(ii)    Upon execution of this Agreement, Starboard hereby agrees that it will not, and that it will not permit any of its controlled Affiliates or Associates to, (A) nominate or recommend for nomination any person for election at the 2016 Annual Meeting, directly or indirectly, (B) submit any proposal for consideration at, or bring any other business before, the 2016 Annual Meeting, directly or indirectly, or (C) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to the 2016 Annual Meeting, directly or indirectly. Starboard shall not publicly or privately encourage or support any other stockholder to take any of the actions described in this Section 1(f)(ii).

(iii)    Starboard agrees that it will appear in person or by proxy at the 2016 Annual Meeting and vote all shares of Common Stock beneficially owned by Starboard at the 2016 Annual Meeting (A) in favor of the Company’s nominees, (B) in favor of the ratification of the appointment of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016, and (C) in accordance with the Board’s recommendation with respect to the Company’s “say-on-pay” proposal and any other Company proposal or stockholder proposal presented at the 2016 Annual Meeting; provided, however, that in the event that Institutional Shareholder Services Inc. (ISS) or Glass Lewis & Co., LLC (Glass Lewis) recommends otherwise with respect to the Company’s “say-on-pay” proposal or any other Company proposal or stockholder proposal presented at the 2016 Annual Meeting (other than proposals relating to the election of directors), Starboard shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation.

(iv)    Concurrently with the execution of this Agreement, Starboard shall obtain from the Starboard Appointee and deliver to the Company, an irrevocable resignation letter pursuant to which the Starboard Appointee shall resign from the Board and all applicable committees thereof if at any time Starboard’s Ownership of Common Stock decreases to less than the Minimum Ownership Threshold, unless the Company otherwise rejects the tendered resignation. Starboard shall promptly (and in any event within five (5) business days) inform the Company in writing if at any time Starboard’s Ownership of Common Stock decreases to less than the Minimum Ownership Threshold.

(v)    Prior to the date of this Agreement, each New Appointee has submitted to the Company a fully completed copy of the Company’s standard director & officer questionnaire and other reasonable and customary director onboarding documentation (including an authorization form to conduct a background check) required by the Company in connection with the appointment or election of new Board members. Any Starboard Replacement Director will also promptly (but in any event prior to being placed on the Board in accordance with this Agreement) submit to the Company a fully completed copy of the Company’s standard director & officer questionnaire and other reasonable and customary director onboarding documentation (including an authorization form to conduct a background check) required by the Company in connection with the appointment or election of new Board members.

(vi)   Starboard agrees that the Board or any committee thereof, in the exercise of its fiduciary duties, may recuse the Starboard Appointee (or any Starboard Replacement Director of such Starboard Appointee) from any Board or committee meeting or portion thereof at which the Board or any such committee is evaluating and/or taking action with respect to (A) the exercise of any of the Company’s rights or enforcement of any of the obligations under this Agreement, (B) any action taken in response to actions taken or proposed by Starboard or its Affiliates with respect to the Company, including actions relating to this Agreement, (C) any proposed transaction between the Company and Starboard or its Affiliates, (D) any consideration of any potential Starboard Replacement Director or (E) any consideration of director nominees for an election at which Starboard has nominated director candidates.

(vii)  The New Appointees, in addition to all current directors, will be required to (A) comply with all policies, procedures, codes, rules, standards and guidelines applicable to members of the Board and (B) keep confidential all Company confidential information and not disclose to any third parties (including Starboard) discussions or matters considered in meetings of the Board or Board committees; provided, however, that the Starboard Appointee may disclose certain Company confidential information to Starboard in accordance with the Confidentiality Agreement, dated the date of this Agreement.

 (vii) The Company agrees that the Board and all applicable committees of the Board shall take all necessary actions, effective no later than immediately following the execution of this Agreement, to determine, in connection with their initial appointment as a director and nomination by the Company at the 2016 Annual Meeting, that each of Mr. Clough and Mr. Stoeckert is deemed to be (i) a member of the Incumbent Board (as such term is defined in the definition of “Change in Control” under the Change in Control Agreements between the Company and each of its named executive officers) and (ii) a member of the Board as of the beginning of any applicable two-year measurement period for the purposes of the definition of “Change in Control” under the Company’s 2013 Equity Incentive Plan, effective as of February 22, 2013 (the “2013 Plan”), and any related plans or agreements of the Company that refer to the 2013 Plan’s definition of “Change in Control.”

2.    Standstill Provisions.

(a)    Starboard agrees that, from the date of this Agreement until the earlier of (x) the date that is fifteen (15) business days prior to the deadline for the submission of stockholder nominations for the 2017 annual meeting of stockholders (the “2017 Annual Meeting”) pursuant to the Company’s Bylaws or (y) the date that is one hundred thirty (130) days prior to the first anniversary of the 2016 Annual Meeting (the “Standstill Period”), neither it nor any of its Affiliates or Associates will, and it will cause each of its Affiliates and Associates not to, directly or indirectly, in any manner:

(i)     engage in any solicitation of proxies or consents or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents (including, without limitation, any solicitation of consents that seeks to call a special meeting of stockholders), in each case, with respect to securities of the Company;

(ii)    form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Common Stock (other than a “group” that includes all or some of the entities or persons identified on Exhibit A, but does not include any other entities or persons not identified on Exhibit A as of the date hereof); provided, however, that nothing herein shall limit the ability of an Affiliate of Starboard to join the “group” following the execution of this Agreement, so long as any such Affiliate agrees to be bound by the terms and conditions of this Agreement;

(iii)    deposit any Common Stock in any voting trust or subject any Common Stock to any arrangement or agreement with respect to the voting of any Common Stock, other than any such voting trust, arrangement or agreement solely among the members of Starboard and otherwise in accordance with this Agreement;

(iv)   seek, or encourage any person or entity, to submit nominations in furtherance of a “contested solicitation” for the election or removal of directors with respect to the Company or seek, encourage or take any other action with respect to the election or removal of any directors; provided, however, that nothing in this Agreement shall prevent Starboard or its Affiliates or Associates from taking actions in furtherance of identifying director candidates in connection with the 2017 Annual Meeting so long as such actions do not create a public disclosure obligation for Starboard or the Company and are not publicly disclosed by Starboard or its representatives or affiliates and are undertaken on a basis reasonably designed to be confidential and in accordance in all material respects with Starboard’s normal practices in the circumstances;

(v)    (A) make any proposal for consideration by stockholders at any annual or special meeting of stockholders of the Company, (B) make any offer or proposal (with or without conditions) with respect to any merger, acquisition, recapitalization, restructuring, disposition or other business combination involving Starboard and the Company, (C) affirmatively solicit a third party, on an unsolicited basis, to make an offer or proposal (with or without conditions) with respect to any merger, acquisition, recapitalization, restructuring,  disposition or other business combination involving the Company, or publicly encourage, initiate or support any third party in making such an offer or proposal, (D) publicly comment on any third party proposal regarding any merger, acquisition, recapitalization, restructuring, disposition, or other business combination with respect to the Company by such third party prior to such proposal becoming public or (E) call or seek to call a special meeting of stockholders;

(vi)    seek, alone or in concert with others, representation on the Board, except as specifically permitted in Section 1;

(vii)    seek to advise, encourage, support or influence any person or entity with respect to the voting or disposition of any securities of the Company at any annual or special meeting of stockholders, except in accordance with Section 1; or

(viii)    make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company that would not be reasonably determined to trigger public disclosure obligations for any Party.

(b)    Except as expressly provided in Section 1 or Section 2(a), Starboard shall be entitled to (i) vote its shares on any other proposal duly brought before the 2016 Annual Meeting or otherwise vote as Starboard determines in its sole discretion and (ii) disclose, publicly or otherwise, how it intends to vote or act with respect to any securities of the Company, any stockholder proposal or other matter to be voted on by the stockholders of the Company and the reasons therefor (in each case, subject to Section 1(f)(iii)).

(c)    Nothing in Section 2(a) shall be deemed to limit the exercise in good faith by a New Appointee of his or her fiduciary duties solely in his or her capacity as a director of the Company.

3.    Representations and Warranties of the Company. The Company represents and warrants to Starboard that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, and (c) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or agreement to which the Company is a party or by which it is bound.

4.    Representations and Warranties of Starboard. Starboard represents and warrants to the Company that (a) the authorized signatory of Starboard set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind Starboard thereto, (b) this Agreement has been duly authorized, executed and delivered by Starboard, and is a valid and binding obligation of Starboard, enforceable against Starboard in accordance with its terms, , (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of Starboard as currently in effect, (d) the execution, delivery and performance of this Agreement by Starboard does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to Starboard, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, (e) as of the date of this Agreement, Starboard’s Ownership is 6,034,975 shares of Common Stock and (f) as of the date hereof, other than as disclosed herein or in the Press Release, Starboard does not currently have, and does not currently have any right to acquire, any interest in any other securities of the Company (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or any obligations measured by the price or value of any securities of the Company or any of its controlled Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Common Stock, whether or not any of the foregoing would give rise to beneficial ownership, and whether or not to be settled by delivery of Common Stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement).

5.    Press Release. Promptly following the execution of this Agreement, the Company and Starboard shall jointly issue a mutually agreeable press release (the “Press Release”) announcing certain terms of this Agreement in the form attached hereto as Exhibit B. Prior to the issuance of the Press Release and subject to the terms of this Agreement, neither the Company (including the Board and any committee thereof) nor Starboard shall issue any press release or make public announcement regarding this Agreement or the matters contemplated hereby without the prior written consent of the other Party. During the Standstill Period, neither the Company nor Starboard nor the Starboard Appointee shall make any public announcement or statement that is inconsistent with or contrary to the terms of this Agreement.

6.    Specific Performance. Each of Starboard, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that Starboard, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 6 is not the exclusive remedy for any violation of this Agreement.

7.    Expenses. The Company shall reimburse Starboard for its reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with the negotiation and execution of this Agreement, provided that such reimbursement shall not exceed $125,000 in the aggregate.

8.    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

9.    Notices. Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending Party); (c) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (d) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

The Brink’s Company
P.O. Box 18100
1801 Bayberry Court
Richmond, VA 23226-8100
Attention:    McAlister C. Marshall
Facsimile:    (804) 289-9765
Email:    mmarshall@brinkscompany.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention:    David A. Katz
Facsimile:    (212) 403-2000
E-mail:    DAKatz@wlrk.com

If to Starboard or any member thereof:

Starboard Value LP
777 Third Avenue, 18th Floor
New York, NY 10017
Attention:    Jeffrey C. Smith
Facsimile:    (212) 845-7989
Email:    jsmith@starboardvalue.com

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
65 East 55th Street
New York, New York 10022
Attention:    Steve Wolosky
                                                      Andrew Freedman
Facsimile:    (212) 451-2222
Email:    swolosky@olshanlaw.com
                                              afreedman@olshanlaw.com

10.    Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Virginia without reference to the conflict of laws principles thereof. Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, whether in tort or contract or at law or in equity, shall be brought and determined exclusively in the United States District Court for the Eastern District of Virginia or any Virginia State Court sitting in the County of Henrico, Virginia. Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. The Parties acknowledge that nothing in this Agreement limits the exercise of any director’s fiduciary duty as a director of the Company under applicable law (including the New Appointees).

11.    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

12.    Mutual Non-Disparagement. Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period or if earlier, until such time as the other Party or any of its agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors shall have breached this section, neither it nor any of its respective agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors, shall in any way publicly criticize, disparage, call into disrepute or otherwise defame or slander the other Party or such other Party’s subsidiaries, affiliates, successors, assigns, officers (including any current officer of a Party or a Party’s subsidiaries who no longer serves in such capacity at any time following the execution of this Agreement), directors (including any current director of a Party or a Party’s subsidiaries who no longer serves in such capacity at any time following the execution of this Agreement), employees, stockholders, agents, attorneys or representatives, or any of their businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation of such other Party, their businesses, products or services or their subsidiaries, affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, stockholders, agents, attorneys or representatives; provided, however, any statements regarding the Company’s operational or stock price performance or any strategy, plans, or proposals of the Company not supported by the Starboard Appointee (“Opposition Statements”) shall not be deemed to be a breach of this Section 12 (subject to, for the avoidance of doubt, any obligations of confidentiality as a director that may otherwise apply); provided, further, that if any Opposition Statement is made by Starboard, the Company shall be permitted to publicly respond with a statement similar in scope to any such Opposition Statement.

13.    Securities Laws. Starboard acknowledges that it is aware, and will advise each of its representatives who are informed as to the matters that are the subject of this Agreement, that the United States securities laws may prohibit any person who has received from an issuer material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

14.    Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries. This Agreement contains the entire understanding of the Parties with respect to the subject matter of this Agreement. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties with respect to the subject matter of this Agreement other than those expressly set forth herein or in the Confidentiality Agreement. No modifications of this Agreement can be made except in writing signed by an authorized representative of each the Company and Starboard. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to Starboard, the prior written consent of the Company, and with respect to the Company, the prior written consent of Starboard. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons or entities.

[The remainder of this page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

THE BRINK’S COMPANY

By:	/s/ McAlister C. Marshall, II
	Name:	McAlister C. Marshall, II
	Title:	Vice President

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By:	Starboard Value LP, its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC

By:	Starboard Value LP, its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By:	Starboard Value R LP, its general partner

STARBOARD VALUE R LP

By:	Starboard Value R GP LLC, its general partner

STARBOARD VALUE LP

By:	Starboard Value GP LLC, its general partner

STARBOARD VALUE GP LLC

By:	Starboard Principal Co LP, its member

STARBOARD PRINCIPAL CO GP LLC

STARBOARD PRINCIPAL CO LP

By:	Starboard Principal Co GP LLC, its general partner

STARBOARD VALUE R GP LLC

By:	/s/Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

EXHIBIT A

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

STARBOARD VALUE AND OPPORTUNITY S LLC

STARBOARD VALUE AND OPPORTUNITY C LP

STARBOARD VALUE R LP

STARBOARD VALUE LP

STARBOARD VALUE GP LLC

STARBOARD PRINCIPAL CO LP

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

JEFFREY C. SMITH

MARK R. MITCHELL

PETER A. FELD

A-1

EXHIBIT B

PRESS RELEASE

BRINK’S ANNOUNCES AGREEMENT WITH STARBOARD VALUE

Company Adds Three New Independent Directors

Chief Executive Officer Thomas C. Schievelbein to Retire

Board to Promptly Commence Comprehensive Search

RICHMOND, Va. – January 4, 2016 –The Brink’s Company (NYSE: BCO), a global leader in security-related services, today announced that it has entered into an agreement with Starboard Value LP, which has a combined beneficial and economic ownership of approximately 12.3% of the Company’s outstanding common stock, regarding the composition of the Brink’s Board of Directors. Under the terms of the agreement, the Brink’s Board of Directors has elected Ian D. Clough, George I. Stoeckert and Peter A. Feld to the Board, effective immediately. Mr. Clough, Mr. Stoeckert and Mr. Feld will stand for election as nominees of Brink’s at the Brink’s 2016 annual meeting of shareholders, together with incumbent director Paul G. Boynton. In connection with the appointment of the new directors, Murray D. Martin and Ronald L. Turner have retired from the Board of Directors, effective immediately.

Brink’s also announced today that Chairman, President and Chief Executive Officer Thomas C. Schievelbein will step down and retire early, effective as of the date of the Brink’s 2016 annual meeting of shareholders (or earlier, if a successor is appointed). The Brink’s Board of Directors intends to promptly commence a search to identify a successor Chief Executive Officer, considering both internal and external candidates. The search will be overseen by the Corporate Governance and Nominating Committee of the Board of Directors, which will be chaired by Mr. Feld. In connection with Mr. Schievelbein’s announced retirement, the Board of Directors will elect a non-executive Chairman of the Board from among the independent members of the reconstituted Board, whose selection will be mutually agreeable to Starboard and Brink’s.

Mr. Schievelbein said “We are pleased to have reached this agreement with Starboard, our largest shareholder, and look forward to working constructively together as Brink’s moves forward. Brink’s is extremely grateful to Murray and Ron for their long service as directors and dedication to this great company. Their knowledge and tireless work on behalf of our shareholders have been tremendous assets to Brink’s throughout their tenures on the Board of Directors. On a personal note, I would also like to express my appreciation and admiration for the Brink’s employees who provide our clients with the best in security-related services across the world.”

The Brink’s Board of Directors, on behalf of the entire Brink’s organization, thanks Tom for his leadership and guidance of Brink’s during his years of service and as we move forward with this transition. Under Tom’s leadership, Brink’s has remained a global leader in secure logistics, with a strong core business and a growing high-value services business.

Mr. Feld, Managing Member of Starboard, said, “Starboard is pleased to have reached a constructive agreement with Brink’s. Brink’s has a world-class brand, and we believe there is a significant opportunity to create value for the benefit of all shareholders. Ian and George bring significant experience in the logistics and business services industries and I look forward to providing direct shareholder representation in the boardroom. Collectively, we are prepared to work together with our fellow board members to oversee Brink’s management and help them drive improved operating and financial performance in 2016 and beyond. We are excited to get started as soon as possible.”

As part of the agreement, Starboard has agreed to vote all of its shares in favor of the Brink’s nominees at the 2016 annual meeting of shareholders and has entered into other customary standstill and voting commitments. The agreement between Brink’s and Starboard will be filed with the Securities and Exchange Commission. Evercore and Morgan Stanley are serving as financial advisors to Brink’s and Wachtell, Lipton, Rosen & Katz is acting as legal advisor. Olshan Frome Wolosky is acting as legal advisor to Starboard.

Peter Feld has been a Managing Member and the Head of Research of Starboard Value LP (an investment fund) since 2011. Prior to joining Starboard, Mr. Feld served as a Managing Director of Ramius LLC and a Portfolio Manager of Ramius Value and Opportunity Master Fund Ltd. from November 2008 to April 2011. He currently serves as a director of Insperity, Inc. (a provider of human resources and business performance solutions) and during the past five years served as a director of Darden Restaurants, Inc., Tessera Technologies, Inc., Integrated Device Technology, Inc., Unwired Planet, Inc. and SeaChange International, Inc.

Ian Clough has been Managing Director of International Europe at TNT Express N.V. (a Netherlands-based international courier delivery services company) since April 2014 and serves as a Member of the company’s Management Board. Previously, Mr. Clough served as Chief Executive Officer of DHL Express (USA), part of the Deutsche Post DHL Group from 2009 to 2014.

George Stoeckert has been a private investor and advisor since 2011 and previously served as President of North America and Internet Solutions at Dun & Bradstreet from 2009 to 2011. Prior to that, he held various senior leadership positions at Automatic Data Processing, Inc., including President of Employer Services International and President of the Major Accounts Services Division. Before joining ADP, Mr. Stoeckert served as President of the Insurance Management Services Division at Ryder System, Inc. Mr. Stoeckert currently serves on the Boards of Directors of Onvia, Inc. (a public data company serving state, local and educational markets) and Theragenics Inc. (a medical device company).

About The Brink’s Company

The Brink’s Company (NYSE:BCO) is the world’s premier provider of secure transportation and cash management services.  For more information, please visit The Brink’s Company website at www.Brinks.com or call 804-289-9709.

About Starboard Value LP

Starboard Value LP is a New York-based investment adviser with a focused and fundamental approach to investing in publicly traded U.S. companies. Starboard invests in deeply undervalued companies and actively engages with management teams and boards of directors to identify and execute on opportunities to unlock value for the benefit of all shareholders.

Forward-Looking Statements

This release contains forward-looking information. Words such as “anticipate,” “assume,” “estimate,” “expect,” “target” “project,” “predict,” “intend,” “plan,” “believe,” “potential,” “may,” “should” and similar expressions may identify forward-looking information. Forward-looking information in this document is subject to known and unknown risks, uncertainties and contingencies, which are difficult to predict or quantify, and which could cause actual results, performance or achievements to differ materially from those that are anticipated.  These risks, uncertainties and contingencies, many of which are beyond our control, include, but are not limited to:

Our ability to improve profitability in our largest five markets; our ability to identify and execute further cost and operational improvements and efficiencies in our core businesses; continuing market volatility and commodity price fluctuations and their impact on the demand for our services; our ability to maintain or improve volumes at favorable pricing levels and increase cost and productivity efficiencies, particularly in the United States and Mexico; investments in information technology and adjacent businesses and their impact on revenue and profit growth; our ability to develop and implement solutions for our customers and gain market acceptance of those solutions; our ability to maintain an effective IT infrastructure and safeguard confidential information; risks customarily associated with operating in foreign countries including changing labor and economic conditions, currency restrictions and devaluations, safety and security issues, political instability, restrictions on repatriation of earnings and capital, nationalization, expropriation and other forms of restrictive government actions; the strength of the U.S. dollar relative to foreign currencies and foreign currency exchange rates; the stability of the Venezuelan economy, changes in Venezuelan policy regarding foreign-owned businesses; regulatory and labor issues in many of our global operations, including negotiations with organized labor and the possibility of work stoppages; our ability to integrate successfully recently acquired companies and improve their operating profit margins; costs related to dispositions and market exits; our ability to identify evaluate and pursue acquisitions and other strategic opportunities, including those in the home security industry and emerging markets; the willingness of our customers to absorb fuel surcharges and other future price increases; our ability to obtain necessary information technology and other services at favorable pricing levels from third party service providers; variations in costs or expenses and performance delays of any public or private sector supplier, service provider or customer; our ability to obtain appropriate insurance coverage, positions taken by insurers with respect to claims made and the financial condition of insurers, safety and security performance, our loss experience, and changes in insurance costs; security threats worldwide and losses of customer valuables; costs associated with the purchase and implementation of cash processing and security equipment; employee and environmental liabilities in connection with our former coal operations, including black lung claims incidence; the impact of the Patient Protection and Affordable Care Act on UMWA and black lung liability and the Company’s ongoing operations; changes to estimated liabilities and assets in actuarial assumptions due to payments made, investment returns, interest rates and annual actuarial revaluations, the funding requirements, accounting treatment, investment performance and costs and expenses of our pension plans, the VEBA and other employee benefits, mandatory or voluntary pension plan contributions; the nature of our hedging relationships; counterparty risk; changes in estimates and assumptions underlying our critical accounting policies; our ability to realize deferred tax assets; the outcome of pending and future claims, litigation, and administrative proceedings; public perception of the Company’s business and reputation; access to the capital and credit markets; seasonality, pricing and other competitive industry factors; and the promulgation and adoption of new accounting standards and interpretations, new government regulations and interpretation of existing regulations.

This list of risks, uncertainties and contingencies is not intended to be exhaustive. Additional factors that could cause our results to differ materially from those described in the forward-looking statements can be found under “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the period ended December 31, 2014, and in our other public filings with the Securities and Exchange Commission. The forward-looking information included in this release is representative as of today only and The Brink’s Company undertakes no obligation to update any information contained in this document.